[SOUTHWEST LETTERHEAD]

February 1, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Sonia Bednarowski

Re:	Southwest Airlines Co.

        Registration Statement on Form S-4

        File No. 333-170742

Dear Ms. Bednarowski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Southwest Airlines Co. (the “Company”) hereby requests that the effective date of the above referenced registration statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, becomes effective under the Securities Act by 9:00 a.m., eastern time on February 3, 2011, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. In connection with the foregoing request, the Company further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Company’s counsel, Robert L. Kimball at (214) 220-7860, and then send written confirmation to the addressees listed on the cover page of the Registration Statement.

Sincerely,

/s/ Laura H. Wright
Laura H. Wright
Senior Vice President Finance & Chief Financial Officer